SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                              (Amendment No. __)(1)

                            Micro-Integration Corp.
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                                (Name of Issuer)

                          Common Stock, par value $.01
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                         (Title of Class of Securities)

                                   594846107
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                                 (CUSIP Number)


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             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1 (b)
      |_| Rule 13d-1 (c)
      |X| Rule 13d-1 (d)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 594846107               SCHEDULE 13G                Page _ of __ Pages
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      John A. Parsons
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY


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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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                  5     SOLE VOTING POWER

                        1,089,176*
                  --------------------------------------------------------------
  NUMBER OF       6     SHARED VOTING POWER
    SHARES
 BENEFICIALLY           0
   OWNED BY       --------------------------------------------------------------
     EACH         7     SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              1,089,176*
     WITH         --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        0
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,089,176*
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*

                                                                             |_|
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      35.9%
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12    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

* Includes 15,252 shares held in Micro-Integration Corp. Employee Savings and Stock Ownership Plan 4,993 shares of which are held by Mr. Parsons' wife. Also includes 121,652 shares held by Mr. Parsons' wife and 85,532 shares held by each of his three children. Also includes 6,863 shares subject to options exercisable within 60 days after December 31, 1999.


                               Page 2 of 5 pages

Item 1(a)     Name of Issuer:

              Micro-Integration Corp.

Item 1(b)     Address of Issuer's Principal Executive Offices:

              One Science Park
              Frostburg, MD 21532

Item 2(a)     Name of Person Filing:

              John A. Parsons

Item 2(b)     Address of Principal Business Office or, if None, Residence:

              Micro-Integration Corp.
              One Science Park
              Frostburg, MD  21532

Item 2(c)     Citizenship:

              U.S.A.

Item 2(d)     Title of Class of Securities:

              Common Stock, par value $0.01 per share

Item 2(e)     CUSIP Number:

              594846107

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

      (a)     [ ]    Broker or Dealer registered under section 15 of the Act

      (b)     [ ]    Bank as defined in section 3(a)(6) of the Act

      (c)     [ ]    Insurance Company as defined in section 3(a)(19) of the Act

      (d)     [ ]    Investment Company registered under section 8 of the
                     Investment Company Act

      (e)     [ ]    Investment Adviser registered under section 203 of the
                     Investment Advisers Act of 1940

      (f)     [ ]    Employee Benefit Plan, Pension Fund which is subject to
                     the provisions of the Employee Retirement Income Security
                     Act of 1974 or Endowment Fund

      (g)     [ ]    Parent Holding Company, in accordance with section
                     240.13d-1(b)(ii)(G)

      (h)     [ ]    Group, in accordance with section 240.13d-1(b)(1)(ii)(H)


                               Page 3 of 5 pages

      (i)     [ ]    A church plan that is excluded from the definition of an
                     investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80A03)

      (j)     [ ]    Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

Item 4. Ownership.

      (a)     Amount Beneficially Owned:  1,089,176*

      (b)     Percent of Class: 35.9%

      (c)     Number of shares as to which such person has:

              (i)    sole power to vote or to direct the vote: 1,089,176*

              (ii)   shared power to vote or to direct the vote: -0-

              (iii)  sole power to dispose or to direct the disposition of:
                     1,089,176*

              (iv)   shared power to dispose or to direct the disposition of:
                     -0-

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

              N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              N/A

Item 8. Identification and Classification of Members of the Group.

              N/A

Item 9. Notice of Dissolution of Group.

              N/A

Item 10. Certification.

              N/A

* Includes 15,252 shares held in Micro-Integration Corp. Employee Savings and Stock Ownership Plan 4,993 shares of which are held by Mr. Parsons' wife. Also includes 121,652 shares held by Mr. Parsons' wife and 85,532 shares held by each of his three children. Also includes 6,863 shares subject to options exercisable within 60 days after December 31, 1999.


                               Page 4 of 5 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         February 14, 2000
                         Date

                         /s/ JOHN A. PARSONS
                         Signature

                         John A. Parsons, Chairman, President, Chief Executive Officer of Micro-Integration Corp.
                         Name/Title


                               Page 5 of 5 pages